Exhibit (a)(5)

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     Kenneth E. Nelson (the "Purchaser") is offering (the "Offer") to purchase
30,000 units of limited partnership assignee interests ("Units") in Metric Partners Growth Suite Investors LP (the "Subject Company") for a purchase price of $86 per Unit in cash, plus a release of certain litigation claims. The Offer and withdrawal rights will expire on June 27, 2003 (the "Expiration Date").

     Offer materials will be mailed to record holders, beneficial holders, brokers, banks and similar persons whose name appears on the list of Unit holders of the Subject Company ("Limited Partners"), a list obtained from the Subject Company. You may obtain a copy of the tender offer materials with respect to the Offer by calling D.F. King & Co., Inc., 48 Wall St., NY, NY 10005, the information agent for the Offer, at 800-949-2583. The Purchaser intends to establish control of the Subject Company. The general partner of the Subject Company has not approved or disapproved of the Offer.

     If more than 30,000 Units are validly tendered and not withdrawn, Purchaser will accept up to 30,000 Units, on a pro rata basis. If Purchaser decides to extend the Offer, Purchaser will promptly send each Limited Partner notification of that fact. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Purchaser. A cash payment for Units will be made within 10 business days following the Expiration Date and the satisfaction of all conditions of the Offer, as long as the Purchaser has received a properly completed and duly executed Agreement of Sale, unless, however, the current general partners contest their removal, in which case payment will be made after a final judicial determination that Nelson is the general partner. Units tendered pursuant to the Offer can be withdrawn at any time until the expiration of seven days after the date of the Offer, or May 21, 2003, and at any time after sixty days from the date of the Offer, or July 13, 2003, and at any time after the expiration date until Units are accepted for payment. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time up to the date that the Offer, as extended, expires. For a withdrawal to be effective, a signed, written or facsimile transmission notice of withdrawal must be timely received by Purchaser.

     The most significant conditions to the offer are: the tender of at least 30,000 Units; the settlement of all outstanding litigation against the Partnership; amendment of the partnership agreement to allow the transfer of more than 5% of the Units in a year; and, the election of Nelson as general partner of the Partnership in connection with the resignation or removal of the current general partners.

     The information required by Exchange Act Rule 14d-6(d)(1) is contained in the Offer to Purchase with respect to the Offer and is incorporated by reference into this summary advertisement. The complete terms and conditions of this Offer are set forth in the Offer to Purchase and related agreement of sale, which are being filed today with the Securities and Exchange Commission and mailed to Limited Partners. This advertisement is not an offer to purchase nor a solicitation of an offer to sell Units.

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